Seres Therapeutics, Inc. 200 Sidney Street - 4th Floor Cambridge, MA 02139

March 22, 2017

Via EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dorrie Yale

Re:	Seres Therapeutics, Inc.
Registration Statement on Form S-3
Filed March 16, 2017
Registration No. 333-216735

Dear Ms. Yale:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on March 24, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Seres Therapeutics, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Peter Handrinos of Latham & Watkins LLP, counsel to the Company, at (617) 948-6060, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

In connection with this request for effectiveness, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Seres Therapeutics, Inc.

By:	/s/ Roger J. Pomerantz
Roger J. Pomerantz
Chief Executive Officer

cc:	Peter N. Handrinos, Esq.
Jennifer Yoon, Esq.